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                  CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

      We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of MagneTek, Inc. for the registration of 2,500,000 shares of its common stock in connection with the call of up to $40 million of 8% Convertible Subordinated Notes and to the incorporation by reference therein of our reports dated August 20, 1996, except for the second paragraph of Note 4, as to which the date is September 16, 1996, with respect to the consolidated financial statements of MagneTek, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended June 30, 1996 and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.

                                  ERNST & YOUNG LLP

St. Louis, Missouri
May 30, 1997